Page 1 of 23 Pages

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 25049

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                              SEQUA CORPORATION
- ------------------------------------------------------------------------------
                               (Name of Issuer)

                      Class B Common Stock, no par value
- ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  81732 020
- ------------------------------------------------------------------------------
                                (CUSIP Number)
                            Mr. Stuart Z. Krinsly
                            c/o Sequa Corporation
                      200 Park Avenue, New York, NY 10166
- ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 September 5, 1996
- ------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is fil-ing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.
                                                                   __
Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter dis-closures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Exhibit Index on page 7.

                                  SCHEDULE 13D

- ----------------------------------    ----------------------------------------
CUSIP No. 81732 020                     Page     2      of     23   Pages
          -----------                         -------       --------
- ----------------------------------    ----------------------------------------
- ----------------------------------------------------------------- --------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stuart Z. Krinsly
          SSN ###-##-####
- -------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|

- -------------------------------------------------------------------------------
3         SEC USE ONLY

- -------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
- -------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              |_|


- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
- -------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
        NUMBER OF                      64,030
          SHARES          ----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        250,616
        REPORTING         ----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       64,030
                          ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       250,616
- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          314,646
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         |_|


- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.45%
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                    Page 3 of 23 Pages

Item 1.   Security and Issuer

          This statement relates to the Class B Common Stock, no par value per share (the "Shares"), of Sequa Corporation, a Delaware corporation (the "Company"), the principal executive offices of which are located at 200 Park Avenue, New York, New York 10166.


Item 2.   Identity and Background

          (a)  This statement is being filed by Stuart Z.
Krinsly.

          (b) Mr. Krinsly's business address is Sequa Corpora-tion, 200 Park Avenue, New York, New York 10166.

          (c)  Mr. Krinsly is employed as Senior Executive Vice
President and General Counsel by the Company.

          (d) During the last five years, Mr. Krinsly has not been convicted in a criminal proceeding (excluding traffic vio-lations or similar misdemeanors, if any).

          (e) During the past five years, Mr. Krinsly has not been a party to a civil proceeding of a judicial or administra-tive body of competent jurisdiction and as a result of such a proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Krinsly is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration

          On September 5, 1996, Mr. Krinsly was named as one of two trustees (along with Mrs. Rosenkranz as described in Item 5, below) of a trust (the "September Trust") owning 119,682 Shares, and as such he obtained shared voting power and invest-ment power over said Shares. The Shares held in the September Trust were granted by Mr. Norman E. Alexander. Mr. Alexander is a beneficiary of the Trust.


Item 4.   Purpose of Transaction



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                                                     Page 4 of 23 Pages

                               -4-


            The Shares owned by the September Trust are held for investment purposes.


Item 5.     Interest in Securities of the Issuer

            (a) Mr. Krinsly beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 314,646 Shares, or 9.45% of Shares outstanding as of September 5, 1996.

            (b) Mr. Krinsly has sole voting and dispositive power over 64,030 Shares that he owns directly, and shared voting and dispositive power over an aggregate of 250,616 Shares held by the September Trust and the March Trust (defined below). Mr. Krinsly shares voting and dispositive power with respect to the Shares held by the September Trust and the March Trust with Mrs. Gertrude Rosenkranz, a co-trustee of each such Trust. Mrs. Rosenkranz' business address is Sequa Corporation, 200 Park Avenue, New York, New York 10166. Mrs. Rosenkranz is employed as the administrative assistant to Mr. Norman E. Alexander, Chairman of the Company. During the last five years, Mrs. Rosenkranz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any). During the past five years, Mrs. Rosenkranz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or pro-hibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Rosenkranz is a citizen of the United States.

            (c) Mr. Krinsly became a beneficial owner for purposes of Rule 13d-3 of 130,934 Shares on March 29, 1996 when he was named as one of two trustees (along with Mrs. Rosenkranz) of a trust under an Indenture dated as of March 29, 1996 (the "March Trust"). Mr. Krinsly became a beneficial owner for purposes of Rule 13d-3 of 119,682 Shares on September 5, 1996 when he was named as one of two trustees (along with Mrs. Rosenkranz) of a trust under an Indenture dated as of September 5, 1996 establishing the September Trust. The 64,030 Shares owned by
Mr. Krinsly directly were acquired in various transactions more than sixty days prior to the date hereof.

            (d) The beneficiaries of the September Trust are entitled to receive dividends or proceeds from the sale of

                                                     Page 5 of 23 Pages
                               -5-


Shares by the Trust. Mr. Norman E. Alexander, who owns more than 5% of the Shares, is a beneficiary of the September Trust.

            (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Mr. Alexander formed the September Trust and contributed 119,682 Shares and 59,682 shares of Class A Common Stock, no par value per share, of the Company thereto. Mr. Krinsly was named as one of two trustees (along with Mrs. Rosenkranz) of the September Trust, and as such he has shared voting power and investment power over said Shares.
Mr. Alexander, Mr. Alexander's wife, and Mr. Alexander's estate and/or issue are beneficiaries of the Trust.


Item 7.  Material to Be Filed as Exhibits
      Exhibit 1 Trust Indenture dated as of March 29, 1996 (previously filed).

      Exhibit 2     Trust Indenture dated as of September 5, 1996.

                                                     Page 6 of 23 Pages

                             SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          /s/ Stuart Z. Krinsly
                                          ------------------------------
                                          Stuart Z. Krinsly

Dated: September 12, 1996

                                                        Page 7 of 23 Pages
EXHIBIT INDEX

                                                                          Page
Exhibit 1           Trust Indenture dated as of March 29, 1996
                    (previously filed)

Exhibit 2           Trust Indenture dated as of September 5, 1996            8
                                                        Page 8 of 23 Pages


                                                      Exhibit 2



          I N D E N T U R E made the 5th day of September, 1996, by and between NORMAN E. ALEXANDER, having an office at 200 Park Avenue, New York, New York (sometimes hereinafter referred to as the "Grantor"), and STUART Z. KRINSLY and GERTRUDE ROSENKRANZ, both having offices at 200 Park Avenue, New York, New York (sometimes hereinafter referred to as the "Trustees").

                     W I T N E S S E T H :

          WHEREAS, the Grantor desires to create a trust of the property and for the purposes hereinafter mentioned,

          NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Grantor hereby transfers to the Trustee the property listed in Schedule A annexed hereto, the receipt of which is hereby acknowledged by the Trustees, and the Trustees agree to hold such property, IN TRUST, NEVERTHELESS, for the uses and purposes, for the term, and subject to the provisions, conditions, powers and agree-ments hereinafter set forth:

          FIRST: Until two years after the date of this Inden-ture or until the earlier death of the Grantor (the "trust term") the Trustees shall in a single payment at the end of
























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                                                      Page 9 of 23 Pages
each year of the trust pay to the Grantor an amount (the "annu-ity amount") equal to 56.473% of the original net fair market value of the trust property determined as of the date of this Indenture. The annuity amount shall be paid from income and, to the extent income is not sufficient, from principal. Pay-ments of the annuity amount for a period of less than a full year shall be prorated on a daily basis. Any income not so paid shall be added to principal. If the Grantor dies within two years of the date of this Indenture and is survived by his wife, MARJORIE ALEXANDER, payments of the annuity amount shall be made to MARJORIE ALEXANDER until the earlier of her death or the end of the two year period (which shall be considered the trust term), provided that the Grantor may, by his Will or by an instrument filed with the trust records during his life, revoke her right to receive such payments.

            The Trustees are authorized from time to time to pay to the Grantor or the legal representatives of the Grantor's estate such amounts as the Grantor or such legal representa-tives shall certify as being required to discharge the Grant-or's tax liability (whether federal, state or otherwise) in respect of income realized by the trust and not distributed to the Grantor, provided that this authority shall not be exer-cised pursuant to this paragraph or applicable state law if it

                                                     Page 10 of 23 Pages
conflicts with the intent of the Grantor as stated in the last paragraph of this Article.

            No additional contributions shall be made to the trust. The interest of the Grantor (or the Grantor's wife) shall not be subject to commutation. During the trust term, no payment shall be made to any person other than the Grantor (or the Grantor's wife as provided in the last sentence of the first paragraph of this Article). If an incorrect payment of the annuity amount is made, the Trustees shall, promptly after the error is discovered, pay to the Grantor (or the Grantor's wife) in the case of an underpayment or collect from the Grantor (or the Grantor's wife) in the case of an overpayment, an amount equal to the difference between the amount which the Trustees should have paid the Grantor (or the Grantor's wife) and the amount which the Trustees paid the Grantor (or the Grantor's wife).

            Upon the expiration of the trust term, the Trustees shall dispose of all property then belonging to the income and principal of the trust (other than any amount distributable to the Grantor or the Grantor's wife pursuant to the preceding paragraphs of this Article) as follows:

                                                     Page 11 of 23 Pages

            1. If the Grantor is then living, then as provided in Article "SECOND" hereof;

            2. If the Grantor is not then living, then (i) to the Grantor's legal representatives, to be dis-posed of as part of the Grantor's estate, a fractional share of such property having a numerator equal to the amount of such property includible in the Grantor's gross estate for federal estate tax purposes and a denominator equal to the value of the trust property as determined in the Grantor's federal estate tax proceeding, and (ii) the balance, if any, of such property shall be disposed of as provided in Article "SECOND" hereof.

            The Grantor intends to create a trust in which the Grantor retains the right to receive a "qualified interest," as defined in section 2702(b)(1) of the Internal Revenue Code and the Regulations thereunder, and this Indenture shall be so interpreted and may be so amended by the Trustees in order to so qualify.

            SECOND: All property to be disposed of as provided in this Article shall be distributed in equal shares to the

                                                         Page 12 of 23 Pages

Grantor's issue who are then living, in equal shares, per stir-pes. In the event that any of the Grantor's issue is then under the age of twenty-five (25) years, then such person's share of the trust shall be held and administered by the Trust-ees for the benefit of such person in accordance with Article "THIRD" hereof.

            THIRD: With respect to any property to be adminis-tered in accordance with this Article "THIRD" (the "trust fund"), the Trustees shall hold and invest the principal of such trust fund and shall pay or apply to or to the use of the respective beneficiary so much of the income of the trust fund, whether the whole or a lesser amount, and at such time or times, as the Trustees in their sole and absolute discretion shall determine until such beneficiary attains the age of twenty-five (25) years, whereupon such trust fund shall termi-nate and be distributed to the beneficiary, but if the benefi-ciary dies before attaining the age of twenty-five (25) years, then upon the death of the beneficiary, the trust fund shall be distributed to the beneficiary's issue then living, in equal shares, but if there are no such issue then living, then to the beneficiary's siblings then living, or if there are none, then to the Grantor's issue then living, in equal shares, per stir-pes. Anything herein contained to the contrary


























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                                                        Page 13 of 23 Pages
notwithstanding, if upon the death of any beneficiary, any per-son entitled to a share of such beneficiary's trust fund herein created is then the beneficiary of a trust fund under this Article "THIRD," then that person's share hereof shall be added to such existing trust fund and shall be administered as a part thereof.

            In addition to the income which the Trustees may pay or apply as provided in this Article "THIRD," the Trustees are authorized at any time and from time to time to pay or apply to or to the use of any beneficiary so much of the principal of such beneficiary's trust fund as the Trustees in their sole and absolute discretion shall determine. This authority shall include the power to terminate any trust fund if the Trustees in their sole discretion determine that the value of the trust fund is too small to warrant continuing such trust fund or for such other reason as the Trustees in their sole discretion may determine.

            FOURTH: For purposes of this trust, the term "issue" shall exclude any adopted children.

            FIFTH: The Trustees shall have the following power and authority, which shall be deemed supplemental to and not exclusive of the general powers and authority of trustees

                                                       Page 14 of 23 Pages
pursuant to law and which may be exercised by them at any time and from time to time as they in their absolute discretion deem advisable:

                  (a) To hold and retain all or any part of the trust created hereby in the form in which the same may be at the time of receipt by the Trustees as long as they may deem advisable, without liability for any loss resulting from lack of diversification. The Trustees shall be absolved and exonerated from any individual responsibility for any loss which may result to the trust in connection with their retention of any stock of Sequa Corporation.

                  (b) To invest and reinvest any funds in the trust created hereby in any property, real or personal, of any kind or nature, including, without limitation, stocks, whether common or preferred, or otherwise, bonds, secured or unsecured obligations, mortgages, other securities, and interests in any of the foregoing, without being limited or restricted to investments prescribed or authorized for trustees by the laws of New York or any other state.

                  (c) To sell, exchange, partition or otherwise dispose of, any property, real or personal, which may at any time form part of the trust created hereby.

                                                      Page 15 of 23 Pages

                  (d)   To borrow money in connection with the
      administration of the trust created hereby; to execute promissory notes or other obligations for amounts so bor-rowed, and to secure payment of any amounts so borrowed by mortgage or pledge of any real or personal property which may at any time form part of the trust created hereby.

                  (e) To make loans in such amounts, upon such terms, secured or unsecured, at such rates of interest, and to such persons, firms or corporations as they may deem advisable.

                  (f) To renew or extend the time of payment of any obligation, secured or unsecured, payable to the trust created hereby for as long a period or periods of time and on such terms as they may determine; and to adjust, set-tle, compromise and arbitrate claims or demands in favor of or against the trust created hereby.

                  (g) In respect of any securities forming a part of the trust created hereby, including but not limited to the stock of Sequa Corporation which is contributed to the trust, to vote upon any proposition or election at any meeting, and to grant proxies to vote at any such meet-ings; to join in or become a party to any reorganization,

                                                      Page 16 of 23 Pages
      readjustment, merger, voting trust, consolidation or exchange, and to deposit any such securities with any com-mittee, depositary, trustee or otherwise, and to pay out of the trust any fees, expenses and assessments incurred in connection therewith, and to charge the same to princi-pal; to exercise conversion, subscription or other rights, or to sell or abandon such rights, and to hold any new securities issued as a result of any such readjustment, merger, voting trust, consolidation, exchange or exercise of conversion, subscription or other rights.

                  (h) Whenever they are required or permitted to divide or distribute the trust created hereby, to make such division or distribution in kind or in money, or in part kind and in part money, without the consent of any beneficiary.

            The powers herein granted to the Trustees are granted with the knowledge that conflicts of interest may arise with respect to one or more Trustees. Nevertheless, the Grantor intends that the Trustees in all respects exercise the powers and discretion herein conferred as fully and unrestrictedly as if there were no such conflicting interests. The Grantor therefore expressly exempts the Trustees from the adverse


























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                                                     Page 17 of 23 Pages
operation of any rule of law that might otherwise apply to them in the performance of their fiduciary duties by reason of con-flict of interest and specifically directs that they shall not have any greater burden to justify their acts as Trustees by reason of conflict of interest than they would have in the absence of any conflict.

            SIXTH: Any Trustee hereunder may resign as Trustee without the permission of any Court, Surrogate or Judge and without first accounting for his proceedings as such Trustee, by executing an instrument in writing to that effect and deliv-ering the same to the Grantor and to the other Trustee or Trustees, if any, and to any person who shall be successor to the Trustee so resigning, but such resignation shall not oper-ate to relieve such Trustee of his obligation ultimately to account for said proceedings.

            SEVENTH: In the event of the death or inability of any Trustee to act for any reason, the Grantor's son, MARK ALEXANDER, and daughters, GAIL BINDERMAN and SHARON ZOFFNESS, shall be successor Trustees, to serve in the order named. The last person acting as Trustee or as successor or substitute Trustee hereunder may appoint a co-Trustee to act with him or her. If such Trustee fails to appoint a co-Trustee, then he or


























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                                                     Page 18 of 23 Pages
she shall appoint his or her own successor by a duly signed and acknowledged instrument in writing, provided, however, that the Grantor and his wife, MARJORIE ALEXANDER, shall not act as Trustees hereunder. Any appointment of a successor or substi-tute Trustee pursuant to this Article may be revoked or changed prior to its becoming effective. No bond or other security shall be required of any Trustee or successor or substitute
Trustee.

            Any Trustee may, by an acknowledged instrument in writing filed with the trust records and delivered to the other Trustee, delegate to such other Trustee from time to time the exercise of all or any of the powers conferred upon him or her by this Indenture, and during any period while such delegation is in effect, such delegating Trustee shall have no further responsibility with respect to the exercise of such powers.
Any such delegation may be revoked by such delegating Trustee by an acknowledged instrument in writing so filed.

            EIGHTH: The Grantor declares that the trust hereby created is irrevocable and that this Indenture may not be altered, amended or modified, except that the Grantor shall have the right and power at any time during the trust term to withdraw any asset of the trust if he shall simultaneously


























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                                                       Page 19 of 23 Pages
substitute therefor other property having an equivalent value.
This power shall be exercisable by the Grantor in a nonfiduciary capacity and without the consent of any person in a fiduciary capacity.

            NINTH: The Trustees, by joining in the execution of this instrument, signify their acceptance of the said trust and agree to execute the same in accordance with the terms of this Indenture.

            TENTH: The trust created herein shall be governed by and construed in all respects in accordance with the laws of the State of New York. The Trustees shall not be required to account in any court other than one of the courts of New York State.



































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                                                     Page 20 of 23 Pages

            IN WITNESS WHEREOF, the parties hereto have set their respective hands as of the day and year first above written.

                                    /s/ Norman E. Alexander
                                        ------------------------------
                                        NORMAN E. ALEXANDER, Grantor



                                    /s/ Stuart Z. Krinsly
                                        ------------------------------
                                        STUART Z. KRINSLY, Trustee



                                    /s/ Gertrude Rosenkranz
                                        ------------------------------
                                        GERTRUDE ROSENKRANZ, Trustee

                                                      Page 21 of 23 Pages

STATE OF NEW YORK       )
                        : ss.:
COUNTY OF NEW YORK      )


            On this 5th day of September, 1996, before me person-ally came NORMAN E. ALEXANDER, to me known and known to me to be the individual described in and who executed the foregoing instrument and he acknowledged to me that he executed the same.


                               /s/ Priscilla Cappiello
                               -----------------------------------
                               Notary Public, State of New York
                               No. 03-4803134
                               Qualified in Bronx County
                               Certificate Filed in
                                 New York County
                               Commission Expires October 31, 1998


STATE OF NEW YORK       )
                        : ss.:
COUNTY OF NEW YORK      )


            On this 5th day of September, 1996, before me person-ally came STUART Z. KRINSLY, to me known and known to me to be the individual described in and who executed the foregoing instrument and he acknowledged to me that he executed the same.


                               /s/ Priscilla Cappiello
                               -------------------------------------
                               Notary Public, State of New York
                               No. 03-4803134
                               Qualified in Bronx County
                               Certificate Filed in
                                 New York County
                               Commission Expires October 31, 1998

                                                    Page 22 of 23 Pages

STATE OF NEW YORK       )
                        : ss.:
COUNTY OF NEW YORK      )


            On this 5th day of September, 1996, before me person-ally came GERTRUDE ROSENKRANZ, to me known and known to me to be the individual described in and who executed the foregoing instrument and she acknowledged to me that she executed the same.


                               /s/ Priscilla Cappiello
                               ------------------------------------
                               Notary Public, State of New York
                               No. 03-4803134
                               Qualified in Bronx County
                               Certificate Filed in
                                 New York County
                               Commission Expires Oct. 31, 1998

                                                     Page 23 of 23 Pages


                                SCHEDULE A


                       Property Contributed to Trust

      59,682 shares of Sequa Corporation Class A Common Stock

      119,682 shares of Sequa Corporation Class B Common Stock